December 1, 2006

Mail Stop 4561

Ashmead Pringle
Greenhaven Continuous Commodity Index Fund
3340 Peachtree Road, Suite 1910
Atlanta, GA 30326

>   **Re: Greenhaven Continuous Commodity Index Fund**
>   **Greenhaven Continuous Commodity Index Master Fund**
>   **Registration Statement on Form S-1**
>   **Filed November 3, 2006**
>   **File No. 333-138424**

Dear Mr. Pringle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please clarify throughout the prospectus whether you anticipate that Authorized Participants will break up the units and sell the underlying shares to the public prior to the completion of the initial offering period. If shares may be sold to the public during the initial offering period, please disclose how the escrow provisions required by Rule 10b-9 would serve to protect investors in the event the minimum offering is not achieved.

2.   If shares may be sold by APs to the public during the initial offering period, please disclose how the price per share will be determined in the absence of a public trading market or calculation of NAV.

3.   We note from page x that an intra-day indicative value of the shares being offered will be available to investors during trading days. Please include appropriate disclosure in the body of the prospectus that describes who administers the intra-day indicative value, where it may be found and how often it is updated. To the extent that there are any limitations regarding the accuracy of this value, please also describe accordingly.

4.   We note that Greenhaven Commodity Services LLC has applied with NFA to be registered as a commodity pool operator, a commodity trading advisor and member of NFA.   Please keep us apprised of the status of these applications.

5.   Please include the information required by Items 103, 402 and 403 of Regulation S-K. In connection with Item 403 we note that the Managing Owner currently holds all of the issued and outstanding shares.

6.   Please revise your pagination so that the Summary section begins with page 1.

7.   Please provide us with any pictures, graphics or artwork that you intend to use in the prospectus.

8.   Please file copies of your legal and tax opinions as well as other material agreements when available, or provide us with drafts of your legal and tax opinions so that we have an opportunity to review them.

Cover Page

9.   Please limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision. Currently, your cover page contains detailed information about the Fund's investment strategy and the offering that is more appropriate for the summary or the body of the prospectus. In addition, please be aware that Item 501(b) of Regulation S-K requires that the cover page be limited to one page. Please revise accordingly to substantially reduce the amount of information on the cover page.

10.   Please fill in all blanks where possible. We note, for example, that you have disclosed in other portions of the prospectus the minimum and maximum number of units to be sold as well as the price per unit during the initial offering period. Please fill in this information in the table on the bottom of the page.

11.   We refer to the first footnote under the table on the bottom of the cover page. You state that subscription proceeds will be returned to the Authorized Participants in no more than ten days, while in other locations you state seven days (page xviii) or seven business days (page xviii). Please revise for consistency and ensure that the proceeds would be returned "promptly," as such term is understood by Rule 10b-9.

12.   Please revise the cover page to clearly state that you are not a mutual fund and that you are not subject to regulation under the Investment Company Act of 1940.

Summary

The Fund; The Master Fund, page ix

13.   It appears that the only obligation of the Trustee is to delegate the duties normally required by the Trustee to the Managing Owner, an affiliate of the Fund. In addition, you state that the Trustee has no obligation to monitor the activities of the Managing Owner or to assess whether the Managing Owner is complying with the duties typically associated with the Trustee. We also note that the Trustee will have no liability for the acts or omissions of the Managing Owner. Please advise us as to how the Trustee is able to fulfill its obligations under state law pursuant to this arrangement.

The Index, page x

14.   Please provide us with support for your statement that the CRB Index has "been one of the most often cited indicators of overall commodity prices."

15.   Please disclose what the "base year average price" represents and why this value is used as a benchmark.

16.   Please expand your disclosure to indicate why an evenly-weighted index, as opposed to an index that mirrors production or supply and demand of various commodities, provides a reliable "benchmark for the performance of the commodity sector" as suggested on page x.

17.   Please consider including an example that illustrates how the Index is calculated by averaging all futures prices six months forward and how the prices of the 17 components are "averaged together."

The Administrator, page xv

18.   Please clarify how the transaction processing fees are paid indirectly by the APs
        rather than the Fund or the Master Fund.

Risk Factors

19.   Please include appropriate risk factor disclosure that discusses the risks inherent
        in the specific commodities markets in which the fund will be investing. For
        example, please disclose the risks inherent in investing in energy, metals,
        livestock, grains and softs. Such discussion should include information regarding
        what factors and events drive these specific markets and the levels of volatility
        that each tend to experience.

You could lose your investment in the event that Reuters…, page 2

20.   Please clarify how Reuters could grant a license to the Index to a competing third
        party in light of the fact that your agreement with Reuters is described as being
        "exclusive."

21.   Please tell us how you would operate the fund without the license from Reuters.
        If you intend to liquidate the fund in the event the license agreement is
        terminated, please disclose this as an additional risk.

Regulatory and exchange position limits and other rules, page 2

22.   Assuming the offering is fully subscribed, please revise the discussion under this
        heading to indicate whether position limits would be exceeded in certain
        contracts. In addition, please describe the actions you would take if you exceed
        position limits. Also, please discuss the impact of position limits on the Fund's
        ability to track the Index.

Break-Even Analysis, page 11

23.   Please tell us why you have not included several fees that the Fund or Master
        Fund will be obligated to pay, including fees payable to the Administrator, the
        Distributor, the Custodian and the Transfer Agent. In addition, please include
        creation/redemption fees in the table.

The Index, page 12

24.   Please disclose the specific futures contracts and the exchanges on which they
        trade that the Fund will purchase in order to replicate the Index. To the extent
        that certain contracts trade on multiple exchanges, please discuss the effect this

may have on the Fund's ability to replicate the Index. In addition, please disclose whether any of the contracts trade on foreign exchanges and, if so, the effect this has on the Fund's investment objectives. Finally, if the Fund has the ability to enter into forwards, swaps or other nonexchange-traded instruments in order to meet its objectives, please disclose this and discuss how this may impact its ability to track the Index.

25.   Please include a tabular performance capsule of the underlying index since inception.

Creation and Redemption of Shares, page 15

26.   Refer to the fourth full paragraph on page 16. Please tell us whether investors will be permitted to purchase Baskets from Authorized Participants. If so, please revise your disclosure here and in the Plan of Distribution section to clarify that fact and to indicate whether those persons would be viewed as statutory underwriters.

27.   We note the disclosure of your redemption procedures. More specifically, we note that on any business day an Authorized Participant may place an order with the Distributor to redeem one or more baskets. Please supplementally explain the process by which Authorized Participants may create baskets for redemption. In this regard, please explain whether Authorized participants will obtain shares from individual shareholders to create baskets for redemption.

28.   We refer to your statement that "Shareholders who are not Authorized Participants will only be able to redeem their shares through an Authorized Participant." Please clarify why and how, with the existence of a trading market on AMEX, shareholders would redeem their shares through an Authorized Participant.

The Managing Owner, page 21

29.   Please include the information required by Item 401 of Regulation S-K for each named executive officer of the Managing Owner, including dates of employment, the name of the employer, the title and nature of work performed and when each began with Greenhaven.

30.   We note that the offered pool has no operating history and the Managing Owner has not operated any other pools. Please tell us whether any of your principals have operated a commodity pool and, if so, please include capsule performance for such pools. In addition, please prominently disclose that the pool has no performance history, that the Managing Owner has not operated any prior pools

and, if applicable, that the principals of the Managing Owner have not operated any commodity pools.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 33

31.   Please expand your disclosure to describe the methodology the Master Fund will use to determine the value of its investments.

Liquidity and Capital Resources, page 33

32.   Please revise your disclosure to clarify how the Fund expects to generate cash.

33.   Expand your disclosure to include a summary of the terms and fees payable under the agreement with the Managing Owner. In addition, revise to disclose that organization and offering expenses will be paid by the Managing Owner, subject to reimbursement by the Master Fund, and quantify all organization and offering expenses incurred to date.

Material Contracts

License Agreement, page 36

34.   Please disclose whether the Fund or the Master Fund pays any fees in connection with the License Agreement with Reuters America, LLC.

Material U.S. Federal Income Tax Considerations

Status of the Fund, page 43

35.   We note that counsel will opine that the Fund will not be classified as an association taxable as a corporation and that the Fund intends to take the position that it is a grantor trust. Please clarify whether counsel will opine that the Fund is a grantor trust for federal income tax purposes. If counsel will not opine on the status of the Fund as a grantor trust, please disclose the reasons why.

Plan of Distribution, page 58

36.   Please include disclosure that indicates that any APs that enter into agreements with the Fund prior to the commencement of the initial offering period will be considered statutory underwriters.

Continuous Offering Period, page 59

37.   Please discuss the effect that the termination of the continuous offering would
        have on the trading market for shares on the AMEX.

Legal Matters, page 61

38.   Please identify counsel that will provide a legality opinion for the securities to be
        registered.

Additional Information, page 61

39.   Please include the address of the Commission as 100 F Street, N.E., Washington,
        DC 20549.

Financial Statements

40.   Please amend to include audited financial statements of the Fund, the Master
        Fund and the Managing Owner. Include your accounting policy for organization
        and offering expenses and note that your financial statements should reflect all
        costs of doing business. Refer to SAB 1.B.1 and SAB 5D. If any material
        amounts were incurred subsequent to the balance sheet date, this information
        should at a minimum be disclosed as a subsequent event.

Part II

Item 15. Recent Sales of Unregistered Securities, page 6

41.   Please revise to disclose the exemption from registration relied upon and the
        factual basis for reliance on the exemption.

Signatures

42.   Please have the principal financial officer, the principal accounting officer and a
        majority of the Board of Directors of the Fund, or individuals that perform similar
        functions as these, sign all future amendments. We refer to Instruction 1 to Item
        17 of Form S-1.

*   *   *   *   *

As appropriate, please amend your registration statement in response to our
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendments that keys your

responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at (202) 551-3438 or Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton at (202) 551-3694 or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael G. Tannenbaum, Esq. *(via facsimile)*
       Tannenbaum Helpern Syracuse & Hirschtritt LLP